Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

STEADY PERFORMANCE BY KIBALI AS IT FINALISES FULL COMMISSIONING

Kinshasa, DRC, 17 July 2017 – The two remaining components of the Kibali gold mine – its underground shaft system and third hydropower plant – are both on track, Randgold Resources chief executive Mark Bristow said today. These projects will effectively deliver the giant mine to nameplate design, scheduled for later this year.

Speaking at a media briefing here, Bristow said that while Kibali was working towards delivering the underground mine, it was also maintaining a steady operational performance and, as reported at the end of the first quarter, was well positioned to meet its production target of 610 000 ounces of gold this year on the back of better grades forecast from the underground ramp up, particularly in the fourth quarter. He also pointed to ongoing brownfields exploration that was showing potential to add resources and reserves going forward.

Bristow noted that since the project was launched in 2010, Kibali had contributed $2.2 billion to the Congolese economy in the form of taxes, salaries and payments to local suppliers. The mine started production in 2013 and has repatriated more than 40% of its gold sales revenue since first production in 2013, meeting and exceeding the requirements of the country’s mining code.

The government is currently again considering changes to this code and Bristow said this represented an unmissable opportunity to lay the foundations for a sustainable mining industry in the DRC.

“I am concerned, however, that the government is not engaging in open and inclusive consultations with the industry and appears to be proceeding from a pre-determined position that may put existing and future mining investments at risk,” he said.

“The mining industry is the main engine of the Congolese economy. Government and the private sector must work together to find the best way of growing this industry and to avoid potentially damaging short-term actions by realistically considering their consequences.”

Bristow said despite Randgold’s concerns about proposed revisions to the mining code and other challenges in the DRC, it was continuing to invest in the country and, in addition to ongoing exploration along Kibali’s KZ structure, was progressing work on the Moku project and the Ngayu belt. It was also investigating a number of other interesting opportunities and its commitment to the longer term was why it worried about ill-considered changes to the mining related legislation.

To complement Kibali’s extensive social responsibility programmes and projects, it was stepping up its regional engagement with stakeholders, civil society and local authorities on economic and infrastructural development in an effort to fill the void left by the current political impasse in the DRC.

Kibali’s exemplary safety record was marred recently when a Congolese contractor on the site experienced a driving accident resulting in a double fatality. Bristow said in response to this tragic accident the mine had reinforced its efforts to maintain the highest standards and best practices in its safety programmes. This included the comprehensive retraining of all employees and contractors.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 +243 815 842 990	Website: www.randgoldresources.com

ABOUT KIBALI:

The Kibali gold mine is located in the northeast of the Democratic Republic of Congo (DRC), approximately 300 kilometres to the east of Isiro, the capital of the Haut-Uele Province, 180 kilometres west of the Ugandan border town of Arua and 1 800 kilometres from the Kenyan port of Mombasa. Kibali and its associated mining permits is owned by Kibali Goldmines SA (Kibali) which is a joint venture company between Randgold (45%), AngloGold Ashanti Limited (45%) and SOKIMO (10%). First gold was poured in the third quarter of 2013 from open pit operations and underground operations are expected to be fully commissioned in 2017. The mine was developed and is operated by Randgold.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ’scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ’SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.